Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Passing Away of an Independent Director

Hong Kong, June 30, 2023 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced with deepest sorrow that Mr. Onward Choi, an independent director of the Company, chairman of the Company’s audit committee, and member of the Company’s compensation committee and nominating and corporate governance committee, passed away on June 12, 2023.

Mr. Choi served as our independent director since June 2020. The board of directors (the “Board”) would like to express our greatest appreciation for Mr. Choi’s valuable contributions to the Company during his tenure of office and convey our sincere condolences to his family and friends.

The Company intends to maintain a four-person board with two independent directors. As at the date of this announcement, each of the Company’s audit committee, compensation committee and nominating and corporate governance committee comprises two members, Ms. Hope Ni and Prof. Ying Kong, both being the Company’s independent directors. The Board has determined that Ms. Hope Ni qualifies as an “audit committee financial expert” under Item 16A of Form 20-F and a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Listing Rules of the Nasdaq Stock Market, and has appointed her as the chairperson of the Company’s audit committee, effective on June 30, 2023.

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Alice Zhang, Associate
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com